FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of April 2005.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[Nomura Holdings, Inc. Announces Issuance of Stock Acquisition Rights (Shinkabu-Yoyaku-Ken) for Stock Option Plan]

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 22, 2005	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

3

Tokyo, April 22, 2005

Nomura Holdings Announces Issuance of Stock Acquisition Rights for Stock Option Plan

Nomura Holdings, Inc. (the “Company”) announced today that its Executive Management Board* has approved the issuance of stock acquisition rights in conjunction with the Company stock option plan. The issuance is in accordance with both Articles 280-20 and 280-21 of the Commercial Code of Japan as well as a resolution passed at the 100th Annual General Meeting of Shareholders held on June 25, 2004. The stock acquisition rights will be used as a means of both enhancing performance-based incentives for directors, executive officers and employees of Company subsidiaries, as well as in order to acquire talented personnel. Complete details of the issuance are found on the following pages.

*	The Executive Management Board consists of a number of executive officers and, via Board of Directors resolution, decides important business matters including the issuance of stock acquisition rights.

Details of Stock Acquisition Rights

1.	Issue Date of Stock Acquisition Rights

April 25, 2005

2.	Total Number of Stock Acquisition Rights to be Issued

1,486 stock acquisition rights

(The number of shares per stock acquisition right shall be 1,000 shares)

3.	Issue Price of Stock Acquisition Rights

0 yen

4.	Type / Number of Shares Under Stock Acquisition Rights

1,486,000 shares of the Company’s common stock

In the event that the shares are split or consolidated, the number of shares for the unexercised stock acquisition rights at the time of the stock-split or stock-consolidation shall be adjusted in accordance with the following formula. After the adjustment, any fraction less than one (1) share shall be disregarded.

	Number of Shares Before Adjustment		Ratio of Split or Consolidation
Adjusted Number of Shares =		×

In the event that new shares are issued or the treasury shares are disposed of at a price below the market price (excluding the exercise of stock acquisition rights), the number of shares for the unexercised stock acquisition rights at the time of the issuance of new shares or disposition of shares shall be adjusted in accordance with the following formula. Any fractions less than one (1) share shall be disregarded.

	Number of Shares Before Adjustment		Exercise Price Before Adjustment
Adjusted Number of Shares =		×
Adjusted Exercise Price

Please refer to 5. for the adjusted exercise price.

In addition to the above, in the event of a merger, company split or capital reduction of the Company and in any other similar event where an adjustment of the number of shares shall be required, the number of shares shall be appropriately adjusted to a reasonable extent.

5.	Amount to be Paid upon Exercise of Stock Acquisition Rights

The amount to be paid upon exercise of the stock acquisition rights (the “Exercise Price”) shall be one (1) yen per share.

In the event that the shares are split or consolidated after the issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen shall be rounded up to the nearest yen.

	Exercise Price Before Adjustment		1
Adjusted Exercise Price =		×
			Ratio of Split or Consolidation

In the event that new shares are issued or shares are disposed of at a price below the market price (excluding the exercise of stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price Before Adjustment		Number of Outstanding Shares	+	Number of Newly Issued Shares	×	Paid-in Amount per Share
			×			Market Price per Share

Number of (Outstanding + Newly Issued) Shares

Regarding the above formula, in the event that the Company sells its treasury shares, the “Number of Newly Issued Shares” shall be replaced by the “Number of Treasury Shares Sold”.

In the event of a merger, company split or capital reduction of the Company and in any other similar case where an adjustment of the Exercise Price shall be required, the Exercise Price shall be appropriately adjusted to a reasonable extent.

6.	Total Issue Price of Shares Issuable upon Full Exercise of Stock Acquisition Rights

1,486,000 yen

7.	Amount Credited in Stated Capital of Issue Price

The amount credited in stated capital of issue price per share is one (1) yen.

8.	Exercise Period of Stock Acquisition Rights

From April 26, 2007 to April 25, 2012

9.	Conditions for the Exercise of Stock Acquisition Rights

(1)	Stock acquisition rights may not be exercised partly.

(2)	The holder of stock acquisition rights (the “Optionee”) must satisfy all of the following conditions:

i)	The Optionee maintains the position of a director, executive officer or employee of the Company or a company (hereinafter collectively referred to as the “Company’s Subsidiary”), a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company, during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain the position of a director, executive officer or employee of the Company or the Company’s Subsidiary in cases where the Optionee loses such position on account of either of the following situations:

a)	When the Optionee is a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)	When the Optionee is an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

ii)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following categories:

a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)	There is any other reason similar to a).

(3)	Regarding successors of the Optionee, the Optionee must have satisfied both conditions in 2. i) and ii) above immediately prior to the occurrence of succession.

10.	Events and Conditions for Cancellation of Stock Acquisition Rights

The Company may, at any time, cancel without any compensation unexercised stock acquisition rights it has acquired.

11.	Restriction on Transfer of Stock Acquisition Rights

Approval of the Board of Directors shall be required for transfer of the stock acquisition rights.

12.	Certificates of Stock Acquisition Rights

Certificates of stock acquisition rights shall be issued only upon the request of Optionees.

13.	Number of Stock Acquisition Rights Holders

A total of 108 directors, executive officers and employees of the Company’s subsidiaries.

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Nomura Securities Co., Ltd	81-3-3278-0591
Shuji Sato	Corporate Communications Dept.,
Mitch Hayes	Nomura Group Headquarters
Larry Heiman

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 133 branches in Japan, and an international network in 28 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.